SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT No. 2)

                             Ashland Coal, Inc.
                              (Name of issuer)

                                Common Stock
                       (Title of class of securities)

                                  043906 10 6
                               (CUSIP number)

                             Thomas L. Feazell
            Senior Vice President, General Counsel and Secretary
                                Ashland Inc.
                             1000 Ashland Drive
                             Russell, KY 41169
                               (606) 329-3333
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                             February 7, 1996
          (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

         Check the following box if a fee is being paid with the statement. ____ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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                                                        Page 2 of 7 Pages

CUSIP No.  043906 10 6     13D


1        NAME OF REPORTING PERSONS       Ashland Inc.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  61-0122250

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /   /
                  N/A                                         (b) /   /

3        SEC USE ONLY

4        SOURCE OF FUNDS   00       (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  /   /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

       NUMBER OF               7    SOLE VOTING POWER
        SHARES                      10,026,509 shares of Common Stock*
     BENEFICIALLY                   (See Items 1 and 5)
       OWNED BY
         EACH                  8    SHARED VOTING POWER
       REPORTING                        0
      PERSON WITH
                               9    SOLE DISPOSITIVE POWER
                                    10,026,509 shares of Common Stock*
                                    (See Items 1 and 5)

                              10    SHARED DISPOSITIVE POWER
                                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,026,509 shares of Common Stock*          (See Items 1 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   /   /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              55.3% of the shares of Common Stock*   (See Items 1 and 5)
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                                                       Page 3 of 7 Pages
14       TYPE OF REPORTING PERSON
              CO





* Includes shares of Common Stock obtainable through the conversion of the Class B Preferred Stock into Common Stock before August 18, 1998.

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                                                    Page 4 of 7 Pages

                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D

Item 1.  Security and Issuer
         Ashland Inc. ("Ashland") currently owns 7,274,609 shares of Common Stock ("Common Stock"), par value $.01 per share, of Ashland Coal, Inc. ("Ashland Coal"), an increase of 174,739 shares of Common Stock since Amendment No. 1 to Form 13-D was filed. Ashland also owns 150 shares of Class B Preferred Stock of Ashland Coal. Each share of Class B Preferred is presently convertible into 18,346 shares of Common Stock. This conversion rate increases to 19,596 shares of Common Stock on August 18, 1998 and to 20,846 shares of Common Stock on August 18, 2003. Carboex International, Inc. ("Carboex") owns 100 shares of Class C Preferred Stock which has the same conversion rights as Class B Preferred Stock.
         Ashland Coal is a Delaware corporation with its principal executive offices located at 2205 Fifth Street Road, Huntington, West Virginia 25771.

Item 2.  Identity and Background
         (a), (b) and (c) Ashland is a Kentucky corporation with its principal executive offices located at 1000 Ashland Drive, Russell, KY 41169. Ashland is a large U.S. independent refiner and independent crude oil gatherer and marketer; a regional retail marketer of gasoline and merchandise; and a motor oil and automotive chemical marketer in the U.S. and other countries. In addition, Ashland is a large distributor of chemicals and plastics in North America; a supplier of specialty chemicals worldwide; a large U.S. highway contractor; and a producer of natural gas and crude oil. Ashland also has equity positions in Ashland Coal and Arch Mineral Corporation, both U.S. coal producers.
         The executive officers and directors of Ashland and their principal occupations are shown on the attached Schedule I. The business address of each executive officer is shown on Schedule I. Each director's business address is Ashland Inc., c/o Office of the Secretary,1000 Ashland Drive, Russell, KY 41169.

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                                                 Page 5 of 7 Pages

         (d-e) During the last five years, neither Ashland nor any of the persons listed in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)      Each executive officer and director is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration
         Ashland has enrolled its shares of Common Stock and Class B Preferred Stock in Ashland Coal's Dividend Reinvestment Plan ("DRIP"). Under the DRIP, the dividends Ashland receives on its Ashland Coal Common Stock and Class B Preferred are used to purchase additional shares of Ashland Coal Common Stock in open market purchases. Since Amendment No. 1 to Form 13-D was filed, Ashland has acquired 174,739 shares of Ashland Coal Common Stock through the DRIP.

Item 4.  Purpose of Transaction
         Ashland acquired the additional Common Stock for investment purposes. Currently, Ashland has elected five of its executive officers to Ashland Coal's Board of Directors and has sufficient voting power to elect at least one additional director to Ashland Coal's Board.
         Ashland has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Ashland Coal or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Ashland Coal or any of its subsidiaries; (c) any change in the present Board of Directors or Management of Ashland Coal other than as described above; (d) any material change in the present capitalization or dividend policy of Ashland Coal; (e) any other material change in Ashland Coal's business or corporate structure; (f) changes in Ashland Coal's charter, by-laws or instruments corresponding

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                                                     Page 6 of 7 Pages
thereto or other actions which may impede the acquisition of control of Ashland Coal by any person; (g) causing a class of securities of Ashland Coal to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of Ashland Coal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) any action similar to any of those enumerated above. However, Ashland currently anticipates that it will continue to acquire shares of Ashland Coal Common Stock through the Ashland Coal DRIP and may, if it believes favorable circumstances are presented, purchase other shares of Common Stock or Preferred Stock of Ashland Coal from time to time.

Item 5.  Interest in Securities of the Issuer
         Ashland currently owns 7,274,609 shares of Common Stock which constitutes 40.1% of the voting power of Ashland Coal. Ashland also owns 150 shares of Class B Preferred Stock which is currently convertible to 2,751,900 shares of Common Stock. Assuming such conversion, Ashland would be deemed to own a total of 10,026,509 shares of Common Stock which would constitute a total of 55.3% of the voting power of Ashland Coal. Ashland has sole voting and disposition power over its shares of Common Stock and Class B Preferred Stock.
         During the past 60 days, Ashland purchased 54,621 shares of Common Stock through Ashland Coal's DRIP. Other than this transaction, no other transaction in Ashland Coal Common Stock was undertaken by Ashland.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
         Pursuant to a Restated Shareholders Agreement (the"Shareholders Agreement") among Ashland, Carboex International, Inc. ("Carboex") and Ashland Coal, Carboex has a right of first refusal to purchase any of Ashland's shares of Ashland Common Stock or Class B Preferred Stock which Ashland proposes to sell to a third-party in response to a bona fide offer and Ashland has a right of first refusal to purchase

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                                                     Page 7 of 7 Pages

any of Carboex's shares of Common Stock or Class C Preferred Stock which Carboex proposes to sell to a third-party in response to a bona fide offer. In addition, if the right of first refusal is not exercised, the Shareholders Agreement nevertheless requires Carboex's consent for Ashland to sell its Common Stock or Class B Preferred Stock and Ashland's consent for Carboex to sell its Common Stock or Class C Preferred Stock, which consent in either case can not be unreasonably withheld.

Item 7.  Material to be Filed as Exhibits
         None


                                 SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 7, 1996
                                        --------------------------------
                                                        (Date)

                                           /s/  Thomas L. Feazell
                                         --------------------------------
                                         Thomas L. Feazell
                                         Senior Vice President, General Counsel
                                         and Secretary of Ashland Inc.



                                Schedule I


                        DIRECTORS AND EXECUTIVE OFFICERS
                                     OF
                                ASHLAND INC.
                PRINCIPAL OCCUPATIONS AND BUSINESS ADDRESSES



    DIRECTORS                           PRINCIPAL OCCUPATION*

Jack S. Blanton       Chairman of the Board of Houston Endowment, Inc., and
                      Director and President of Eddy Refining Company,
                      Houston, Texas

Thomas E. Bolger      Chairman of the Executive Committee of the Board of Bell
                      Atlantic Corporation, Philadelphia, Pennsylvania

Samuel C. Butler      Partner of Cravath, Swaine & Moore, Attorneys, New York,
                      New York

Frank C. Carlucci     Chairman of the Board of the Carlyle Group, Washington,
                      D.C.

Paul W. Chellgren     President and Chief Operating Officer of Ashland Inc.,
                      Ashland, Kentucky

James B. Farley       Retired Chairman and Current Trustee of Mutual of New
                      York, New York

Edmund B. Fitzgerald  Managing Director of Woodmont Associates, Nashville,
                      Tennessee

Ralph E. Gomory       President of the Alfred P. Sloan Foundation, New York,
                      New York

John R. Hall          Chairman of  the Board of and Chief Executive Officer of
                      Ashland Inc., Ashland, Kentucky

Mannie L. Jackson     Majority owner and Chairman of the Harlem Globetrotters,
                      International

Patrick F. Noonan     Chairman of the Board of The Conservation Fund,
                      Arlington, Virginia

Jane C. Pfeiffer      Management Consultant, Greenwich, Connecticut

James R. Rinehart     Business and Labor Consultant, Hiram, Ohio

Michael D. Rose       Chairman of the Board of Harrah's Entertainment, Inc. and
                      Promus Hotel Corporation, Memphis, Tennessee

William L. Rouse, Jr. Investments, Naples, Florida

Dr. Robert B. Stobaugh   Professor, Harvard Business School, Boston,
                         Massachusetts




*  For business addresses, see Item 2.

                                 EXECUTIVE OFFICERS
                      BUSINESS ADDRESS AND PRINCIPAL OCCUPATION

John R. Hall
P.O. Box 391
Ashland, KY  41114
Chairman of the Board and
Chief Executive Officer

Paul W. Chellgren
P. O. Box 391
Ashland, KY  41114
President and Chief
Operating Officer

James R. Boyd
P. O. Box 391
Ashland, KY  41114
Senior Vice President and
Group Operating Officer

John A. Brothers
Ashland Chemical
Company, a Division of
Ashland Inc.
P.O. Box 2219
Columbus, OH  43216
Senior Vice President and
Group Operating Officer

J. Marvin Quin
P. O. Box 391
Ashland, KY  41114
Senior Vice President and
Chief Financial Officer

Thomas L. Feazell
P. O. Box 391
Ashland, KY  41114
Senior Vice President,
General Counsel and
Secretary

Robert E. Yancey, Jr.
P. O. Box 391
Ashland, KY 41114
Senior Vice President and
Group Operating Officer;
President, Ashland
Petroleum Company, a
Division of Ashland Inc.

Harry M. Zachem
P. O. Box 391
Ashland, KY  41114
Senior Vice President,
External Affairs

David J. D'Antoni
Ashland Chemical
Company, a Division of
Ashland Inc.
P. O. Box 2219
Columbus, OH  43216
Senior Vice President;
President, Ashland
Chemical Company, a
Division of Ashland Inc.

John F. Pettus
P. O. Box 14000
Lexington, KY  40512
Senior Vice President;
President, SuperAmerica
Group, a Division of
Ashland Inc.

Charles F. Potts
APAC, Inc.
3340 Peachtree Rd., NE
Tower Place
Atlanta, GA  30326
Senior Vice President;
President, APAC, Inc.

G. Thomas Wilkinson
14701 St. Mary's Lane
Houston, TX  77079
Senior Vice President;
President, Ashland
Exploration, Inc.

James J. O'Brien
P.O. Box 1400
Lexington, KY 40512
Vice President; President,
The Valvoline Company, a
Division of Ashland Inc.

John W. Dansby
P. O. Box 391
Ashland, KY  41114
Administrative Vice
President; Treasurer

Kenneth L. Aulen
P. O. Box 391
Ashland, KY  41114
Administrative Vice
President; Controller

Philip W. Block
P. O. Box 391
Ashland, KY  41114
Administrative Vice
President

Fred E. Lutzeier
P. O. Box 391
Ashland, KY  41114
Auditor

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